Item 77I(b)

The Institutional Money Market Fund offers Class K shares.

The Class K shares of the Fund do not impose a maximum sales charge
(load), a maximum deferred sales load, a maximum sales load on reinvested dividends, an exchange fee or a redemption fee.

An investor may purchase Class K shares at the net asset value next determined after the shareholder's purchase order is received in proper form. A shareholder may exchange Fund shares for shares of the same class of other Munder Funds based on their relative net asset values. A shareholder may redeem shares at the net asset value next determined after your redemption request is received in proper form.

Customers (and their immediate family members) of brokers and other financial intermediaries that have entered into agreements with the Funds to provide shareholder services for Class K shareholders may purchase Class K shares. Customers may include individuals, trusts, partnerships and corporations. The Funds may refuse purchase orders from ineligible investors who select Class K shares.

There is no minimum initial or subsequent investment for Class K shares.

The Fund has adopted a distribution and service plan with respect to its Class K shares that allows the Fund to pay for services provided to shareholders. Under the plan, the Fund may pay up to 0.25% of the average daily net assets of Class K shares to pay for certain shareholder services provided by institutions that have agreements with the Fund or its service providers to provide such services.